UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (Rule 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NETWORK EQUIPMENT TECHNOLOGIES, INC. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)
641208103 (CUSIP Number of Class of Securities)

C. Nicholas Keating , Jr.
President and Chief Executive Officer
Network Equipment Technologies, Inc.
 6900 Paseo Padre Parkway
Fremont, California 94555-3660
(510) 713-7300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Timothy G. Hoxie, Esq. Jones Day 555 California Street 26th Floor San Francisco, California 94104 (415) 626-3939
Calculation of Filing Fee
Transaction Valuation	Amount of Filing Fee(*)
N/A	N/A

(*)

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[   ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

On June 26, 2009, Network Equipment Technologies, Inc. (the “Company”) filed a revised preliminary proxy statement (the “Preliminary Proxy”) with the Securities and Exchange Commission relating to the Company’s 2009 Annual Meeting of Stockholders to be held on August 11, 2009 (the “Annual Meeting”).  The Preliminary Proxy contains, among other proposals, separate proposals to be submitted to the Company’s stockholders for approval of (i) a stock option exchange program relating to certain outstanding stock options held by eligible employees (the “Employee Option Exchange Program”) and (ii) a stock option exchange program relating to certain outstanding stock options held by the Company’s Named Executive Officers and the Independent Board Members (each as defined in the Preliminary Proxy) (the “Director & Officer Option Exchange Program” and, together with the Employee Option Exchange Program, the “Exchange Programs”).

Each of the proposals seeking approval of the (i) Employee Option Exchange Program and (ii) Director & Officer Option Exchange Program will be voted on separately of the other; however, approval of the Director & Officer Option Exchange Program is contingent upon approval of the Employee Option Exchange Program.

Neither the Employee Option Exchange Program nor the Director & Officer Option Exchange Program has yet commenced, and neither will commence unless the requisite stockholder approval is obtained at the Annual Meeting.  If stockholder approval is obtained, it is currently anticipated that the Exchange Programs (or the Employee Option Exchange Program if approval thereof is obtained and approval of the Director & Officer Option Exchange Program is not obtained) will be commenced as promptly as practical thereafter.  Notwithstanding the foregoing, however, even if the Exchange Programs are approved by the stockholders of the Company, the Company retains the full discretion to amend, modify or not implement the Exchange Programs.

Upon commencement of the Employee Option Exchange Program and/or the Director & Officer Option Exchange Program, as the case may be, the Company will provide to eligible individuals written materials explaining the precise terms and conditions, including the timing, of the applicable Exchange Program.  Persons who are eligible to participate in the applicable Exchange Program should read these written materials carefully when they become available because they will contain important information about the applicable Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the applicable Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12. Exhibits.

99.

Revised Preliminary Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders (filed with the SEC on June 26, 2009 and incorporated herein by reference)